                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 20)*

                            Wm. Wrigley Jr. Company

________________________________________________________________________________
                               (Name of Issuer)

                                 Common Stock

________________________________________________________________________________
                         (Title of Class of Securities)

                                  982526 10 5

        _______________________________________________________________
                                (CUSIP Number)

                 Raymond H. Drymalski, Bell, Boyd & Lloyd LLC
                         70 West Madison Street, #3300
                    Chicago, Illinois 60602, (312) 372-1121

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 15, 2000

        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                               PAGE 2 of 8 Pages
===============================================================================

                                 SCHEDULE 13D
CUSIP No. 982526 10 5
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      Edna Jean Offield                      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e):                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7
     NUMBER OF
                          396,120
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8

     OWNED BY             4,971,846
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9
    REPORTING
                          396,120
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10
                          4,971,846
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11

      5,367,966
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
      5.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------

PAGE 3 of 8 Pages

     This Amendment No. 20 relates to the joint statement on Schedule 13D, dated October 18, 1991, as previously amended and as amended hereby (the "Statement"), of Edna Jean Offield ("EJO"), James S. Offield and Paxson H. Offield ("PHO") relating to the Common Stock, no par value (the "Common Stock"), of the Wm. Wrigley Jr. Company (the "Company"). Pursuant to transactions described in prior amendments to this Statement, each of JSO and PHO ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company. Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the meanings given them in the joint statement filed October 18, 1991 or any previous amendment. Except as amended hereby, the information set forth in the Statement remains true, complete and correct.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not Applicable

Item 4.  Purpose of Transaction.

     The reporting person effected the transfer of shares of Common Stock specified in Item 5(c) for tax planning purposes and to decrease her equity position in the Company. As previously reported under Item 5(b) of the Original Statement, the nature of the reporting person's respective beneficial ownership of shares of Common Stock varies. However, regardless of the nature of the reporting person's beneficial ownership of shares, all shares of Common Stock reported by this Statement as being beneficially owned by her are held for investment purposes. In the normal course of managing her investment in the Company's Common Stock (whether the Common Stock is owned directly or indirectly as a result of any of the facts described under Item 5(b) of this Statement), the reporting person may acquire or dispose of shares of Common Stock. Except as described in the preceding sentence, the reporting person has no plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) set forth under Item 4 of Schedule 13D.

PAGE 4 of 8 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Shares of Class B Common Stock, no par value ("Class B Stock"), of the Company are convertible at any time into shares of Common Stock on a share for share basis, are entitled to ten votes per share and are subject to restrictions on transfer. Because of the conversion feature of the Class B Stock, rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, requires that the shares of Class B Stock beneficially owned by the reporting person be treated as shares of Common Stock for purposes of this Statement. The following table sets forth, with respect to the reporting person (i) the aggregate number of shares of Common Stock beneficially owned, and (ii) the approximate percentage of outstanding shares of Common Stock beneficially owned. Of the shares set forth under the middle column below, 2,588,168 are shares of Class B Stock beneficially owned by EJO. The percentage calculations set forth below are based on 90,737,802 shares of Common Stock outstanding as of October 31, 2000, plus the respective number of shares of Class B Stock that are beneficially owned by the reporting person.

                       Shares of
     Reporting         Common Stock                Percentage
     Person            Beneficially Owned          Owned
     ----------        ------------------          ---------
     EJO                5,367,966                     5.8%


     (b) The following table sets forth, with respect to the reporting person, the number of shares of Common Stock as to which the reporting person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, and (iv) shared power to dispose or direct the disposition:

                  Sole           Shared            Sole             Shared
   Reporting     Voting          Voting         Dispositive       Dispositive
     Person       Power         Power<F1>          Power           Power<F1>
    --------    ---------      -----------       ---------        ---------
      EJO       396,120<F2>    4,971,846<F3>     396,120<F2>      4,971,846<F3>

PAGE 5 of 8 Pages

     (c) The reporting person has effected the following transactions in the Common Stock of the Company since Amendment No. 19 was filed:

                       Amount
                       Sold or                                  Type of
        Date         Transferred           Price              Transaction
       -------      ------------          -------            ------------
        11/6/00        12,986              82.254             Open Market
        11/6/00        12,986              82.254             Open Market
        11/6/00         1,082              82.254             Open Market
        11/6/00         3,030              82.254             Open Market
        11/6/00         1,082              82.254             Open Market
        11/6/00         1,082              82.254             Open Market
        11/6/00         8,224              82.254             Open Market
        11/6/00         3,290              82.254             Open Market
        11/6/00         8,224              82.254             Open Market
        11/6/00         1,731              82.254             Open Market
        11/6/00        19,912              82.254             Open Market
        11/6/00         2,554              82.254             Open Market
        11/6/00         2,554              82.254             Open Market
        11/6/00        13,851              82.254             Open Market
        11/6/00        13,851              82.254             Open Market
        11/7/00           568              82.167             Open Market
        11/7/00           568              82.167             Open Market
        11/7/00            47              82.167             Open Market
        11/7/00           144              82.167             Open Market
        11/7/00            47              82.167             Open Market
        11/7/00            47              82.167             Open Market
        11/7/00           360              82.167             Open Market
        11/7/00           133              82.167             Open Market
        11/7/00           360              82.167             Open Market
        11/7/00            76              82.167             Open Market
        11/7/00           872              82.167             Open Market
        11/7/00           112              82.167             Open Market
        11/7/00           112              82.167             Open Market
        11/7/00           606              82.167             Open Market
        11/7/00           606              82.167             Open Market
        11/8/00         5,599              82.290             Open Market
        11/8/00         5,599              82.290             Open Market
        11/8/00           467              82.290             Open Market
        11/8/00         1,418              82.290             Open Market
        11/8/00           467              82.290             Open Market
        11/8/00           467              82.290             Open Market
        11/8/00         3,546              82.290             Open Market
        11/8/00         1,306              82.290             Open Market
        11/8/00         3,546              82.290             Open Market

PAGE 6 of 8 Pages

                        Amount
                        Sold or                                   Type of
         Date         Transferred           Price               Transaction
        -------      ------------          -------             ------------
         11/8/00           747              82.290              Open Market
         11/8/00         8,583              82.290              Open Market
         11/8/00         1,101              82.290              Open Market
         11/8/00         1,101              82.290              Open Market
         11/8/00         5,973              82.290              Open Market
         11/8/00         5,973              82.290              Open Market
         11/9/00         5,165              83.462              Open Market
         11/9/00         5,682              83.005              Open Market
         11/9/00         5,682              83.462              Open Market
         11/9/00         5,165              83.005              Open Market
         11/9/00           473              83.462              Open Market
         11/9/00           431              83.005              Open Market
         11/9/00         1,440              83.462              Open Market
         11/9/00         1,308              83.005              Open Market
         11/9/00           473              83.462              Open Market
         11/9/00           431              83.005              Open Market
         11/9/00           473              83.462              Open Market
         11/9/00           431              83.005              Open Market
         11/9/00         3,598              83.462              Open Market
         11/9/00         3,272              83.005              Open Market
         11/9/00         1,326              83.462              Open Market
         11/9/00         1,205              83.005              Open Market
         11/9/00         3,598              83.462              Open Market
         11/9/00         3,272              83.005              Open Market
         11/9/00           758              83.462              Open Market
         11/9/00           688              83.005              Open Market
         11/9/00         8,714              83.462              Open Market
         11/9/00         7,919              83.005              Open Market
         11/9/00         1,016              83.005              Open Market
         11/9/00         1,117              83.462              Open Market
         11/9/00         1,016              83.005              Open Market
         11/9/00         1,117              83.462              Open Market
         11/9/00         5,509              83.005              Open Market
         11/9/00         6,061              83.462              Open Market
         11/9/00         6,061              83.462              Open Market
         11/9/00         5,509              83.005              Open Market

PAGE 7 of 8 Pages

     (e)  Not applicable.

----------------------
<F1> Of the shares listed in this column, 2,588,168 are shares of Class B Stock beneficially owned by EJO.

<F2> EJO beneficially owns these shares in her capacity as trustee under her living trust.

<F3> EJO beneficially owns (i) 1,420,559 of these shares as a result of being a trustee of several family trusts, (ii) 3,193,173 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 358,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 358,114 shares. EJO disclaims beneficial ownership of all of the shares described in clauses (i) and (iii) of the preceding sentence and 1,364,327 of the shares described in clause (ii) of that sentence.

PAGE 8 of 8 Pages

                                  Signatures

        After reasonable inquiry, the undersigned certify that the information set forth in this Statement, or amendment thereto, is true, complete and correct.

Dated:  December 15, 2000                     /s/ Edna Jean Offield
                                             ------------------------
                                                  Edna Jean Offield